Exhibit 99.1

PRESS RELEASE

Magic Software Reports Fourth Quarter and Full Year 2022 Financial Results with Record-Breaking Full Year 2022 Results Recorded Across All Key Financial Indices (Revenues, Gross Profit, Operating Income and Net Income)

Net income for the year increased by 38.6% year over year to a record-breaking result of $40.7 million; non-GAAP net income for the year increased by 13% year over year to a record-breaking result of $52.0 million

Or Yehuda, Israel, March 9, 2023 – Magic Software Enterprises Ltd. (NASDAQ and TASE: MGIC) (“the Company”), a global provider of IT consulting services and end-to-end integration and application development platforms solutions, announced today its financial results for the fourth quarter and full year ended December 31, 2022.

Summary Results for the Fourth Quarter 2022 (USD in millions, except per share data)

	GAAP			Non-GAAP
	Q4 2022	Q4 2021	% Change	Q4 2022	Q4 2021	% Change
Revenues	$147.1	$133.0	10.6%	$147.1	$133.0	10.6%
Gross profit	$41.8	$37.4	11.9%	$43.2	$38.7	11.5%
Gross margin	28.4%	28.1%	30 bps	29.3%	29.1%	20 bps
Operating income	$14.6	$14.3	2.2%	$19.2	$19.8	-2.9%
Operating margin	9.9%	10.7%	(80) bps	13.0%	14.9%	(190) bps
Net income (*)	$10.1	$6.5	54.6%	$13.9	$12.6	9.9%
Diluted EPS	$0.20	$0.13	53.8%	$0.28	$0.26	7.7%

(*) Attributable to Magic Software’s shareholders.

Financial Highlights for the Fourth Quarter Ended December 31, 2022

●	Revenues for the fourth quarter of 2022 increased by 10.6% to a record-breaking result of $147.1 million, compared to $133.0 million in the same period of the previous year. On a constant currency basis (calculated based on average currency exchange rates for the three months ended December 31, 2021), revenues for the fourth quarter of 2022 would have increased by 16.5% to a record breaking $155.0 million, with 69.6% of such revenues resulting from organic growth.

●	Operating income for the fourth quarter of 2022 increased by 2.2% to a fourth quarter record-breaking $14.6 million, compared to $14.3 million in the same period of the previous year. Operating income for the fourth quarter of 2022, was negatively impacted by $1.9 million expense recorded with respect to share based payment to employees.

●	Non-GAAP operating income for the fourth quarter of 2022 decreased by 2.9% to $19.2 million, compared to $19.8 million in the same period of the previous year. On a constant currency basis (calculated based on average currency exchange rates for the three months ended December 31, 2021), non-GAAP operating income for the fourth quarter of 2022 would have increased by 3.1% to a record-breaking result of $20.4 million.

●	Net income attributable to Magic Software’s shareholders for the fourth quarter of 2022 increased by 54.6% to a fourth quarter record-breaking result of $10.1 million, or $0.20 per fully diluted share, compared to $6.5 million, or $0.13 per fully diluted share, in the same period of the previous year.

●	Non-GAAP net income attributable to Magic Software’s shareholders for the fourth quarter of 2022 increased by 9.9% to $13.9 million, or $0.28 per fully diluted share, compared to $12.6 million, or $0.26 per fully diluted share, in the same period of the previous year.

Summary Results for the Year Ended December 31, 2022 (USD in millions, except per share data)

	GAAP			Non-GAAP
	12M 2022	12M 2021	% Change	12M 2022	12M 2021	% Change
Revenues	$566.8	$480.3	18.0%	$566.8	$480.3	18.0%
Gross Profit	$155.4	$133.0	16.8%	$160.8	$139.1	15.6%
Gross Margin	27.4%	27.7%	(30) bps	28.4%	29.0%	(60) bps
Operating Income	$61.4	$51.2	19.8%	$74.1	$66.8	11.0%
Operating Margin	10.8%	10.7%	10 bps	13.1%	13.9%	(80) bps
Net Income (*)	$40.7	$29.3	38.6%	$52.0	$46.0	13.0%
Diluted EPS	$0.79	$0.60	31.7%	$1.06	$0.94	12.8%

(*) Attributable to Magic Software’s shareholders.

Financial Highlights for the Year Ended December 31, 2022

●	Revenues for the year increased by 18.0% to a record-breaking $566.8 million compared to $480.3 million last year. On a constant currency basis (calculated based on the average currency exchange rates during the twelve months period ended December 31, 2021), revenues for the year would have increased by 21.1% to $581.9 million, with 88.7% accounting for organic growth.

●	Operating income for the year increased by 19.8% to a record-breaking $61.4 million compared to $51.2 million last year. On a constant currency basis (calculated based on the average currency exchange rates during the twelve months period ended December 31, 2021), operating income for the year would have increased by 25.2% to $64.2 million.

●	Non-GAAP operating income for the year increased by 11.0% to a record-breaking $74.1 million compared to $66.8 million last year. On a constant currency basis (calculated based on the average currency exchange rates during the twelve months period ended December 31, 2021), non-GAAP operating income for year would have increased by 15.1% to $76.9 million, with 88.7% of such revenues resulting from organic growth.

●	Net income attributable to Magic Software’s shareholders for the year increased by 38.6% to a record-breaking $40.7 million, or $0.79 per fully diluted share, compared to $29.3 million, or $0.60 per fully diluted share, last year.

●	Non-GAAP net income attributable to Magic Software’s shareholders for the year increased by 13.0% to a record-breaking $52.0 million, or $1.06 per fully diluted share, compared to $46.0 million, or $0.94 per fully diluted share, last year.

●	Cash flow from operating activities for the year, amounted to $49.5 million compared to $37.8 million last year. Cash flow from operating activities excluding the impact of payments of deferred and contingent consideration related to acquisitions amounted to $53.6 and $38.4 million for the years ended December 31, 2022, and 2021, respectively.

●	As of December 31, 2022, Magic’s net cash, cash equivalents and short and long-term bank deposits amounted to $87.0 million and total financial debt amounted to $51.1 million.

●

Magic is introducing 2023 annual revenue guidance of between $585 million and $593 million, reflecting annual growth of 3.2% to 4.6% (based on current currency exchange rates). Based on 2022 average currency exchange rates Magic’s 2023 annual revenue guidance would have been between $600 million and $608 million, reflecting annual growth of 5.9% to 7.3%.

Declaration of Dividend for the Second Half of 2022

●	In accordance with its dividend distribution policy, the Company’s board of directors declared a semi-annual cash dividend in an amount of 30.0 cents per share and in an aggregate amount of approximately $14.7 million, which together with the dividend distributed for the first half of 2022 in an amount of approximately $14.2 million, reflects 71% of the Company’s net income attributable to its shareholders for the year.

●	The dividend is payable on April 20, 2023, to all of the Company’s shareholders of record at the close of trading on the NASDAQ Global Select Market on April 10, 2023.

●	In accordance with Israeli tax law, the dividend is subject to withholding tax at source at the rate of 30% (if the recipient of the dividend is at the time of distribution or was at any time during the preceding 12-month period the holder of 10% or more of the Company’s share capital) or 25% (for all other dividend recipients) of the dividend amount payable to each shareholder of record, subject to applicable exemptions.

●	The dividend will be paid in US dollars on the ordinary shares of Magic Software Enterprises that are traded both on the Tel Aviv Stock Exchange and the NASDAQ Global Select Market

Guy Bernstein, Chief Executive Officer of Magic Software, said: “I am very proud of our fourth quarter and full year achievements. During the year, we continued to make big strides across multiple fronts of our business, which is reflected by record breaking results as well as double digit growth in all our key financial indices for the year (revenues, gross profit, operating income, and net income). Our strong results demonstrate the growing investment made by enterprises and organizations worldwide to leverage their digital technologies and cloud-based platforms creating high demand for our innovative software solutions and services which together with the outstanding execution by our teams led to another year of strong performance recorded across our business. With our investment portfolio well diversified, we continue to invest organically and inorganically in our service lines and are excited about the innovative capabilities we are building to drive continued long term profitable growth and shareholder value.”

First time adoption of International Financial Reporting Standards for the Company’s consolidated financial statements for the year ended December 31, 2022

We have resolved to voluntarily adopt International Financial Reporting Standards as issued by the International Accounting Standards Board, or IFRS, for the Company’s consolidated financial statements for the year ending December 31, 2022 to be included in our annual report on Form 20-F. We believe that this change will enhance efficiency of our financial reporting, improve the comparability of our financial information across international capital markets as well as standardize our financial information. Accordingly, the Company is preparing financial statements that comply with IFRS applicable as of December 31, 2022, together with the comparative periodic data for the year ended December 31, 2021. An explanation of the principal adjustments made in presenting the Company’s U.S. GAAP financial statements, including the statement of financial position as of January 1, 2021, the Company’s date of transition to IFRS and the financial statements for the year ended December 31, 2021, in order to comply with IFRS, will be provided in our consolidated financial statements to be included in our 2022 annual report on Form 20-F. The transition to IFRS is not expected to have a material impact on the Company’s revenues, net income, or shareholders’ equity. The transition to IFRS will not have an impact on the Company’s revenue guidance for 2023.

Conference Call Details

Magic Software’s management will host a conference call on Thursday, March 9, 2023, at 10:00 am Eastern Daylight Time (7:00 am Pacific Daylight Time, 17:00 Israel Daylight Time) to review and discuss Magic Software’s results.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls at least 5 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, call the international dial-in number.

NORTH AMERICA: +1-866-652-8972

UK: 0-800-917-9141

ISRAEL: 03-918-0650

ALL OTHERS: +972-3-918-0650

For those unable to join the live call, a replay of the call will be available in the Investor Relations section of Magic Software’s website, www.magicsoftware.com.

Non-GAAP Financial Measures

This press release contains the following non-GAAP financial measures: non-GAAP gross profit, non-GAAP operating income, non-GAAP net income attributable to Magic Software’s shareholders and non-GAAP basic and diluted earnings per share.

Magic Software believes that these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to Magic Software’s financial condition and results of operations. Magic Software’s management uses these non-GAAP measures to compare the Company’s performance to that of prior periods for trend analyses, for purposes of determining executive and senior management incentive compensation and for budgeting and planning purposes. These measures are used in financial reports prepared for management and in quarterly financial reports presented to the Company’s board of directors. The Company believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing the Company’s financial measures with other software companies, many of which present similar non-GAAP financial measures to investors.

Management of the Company does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in the Company’s financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgment by management about which expenses and income are excluded or included in determining these non-GAAP financial measures. In order to compensate for these limitations, management presents non-GAAP financial measures together with GAAP results. Magic Software urges investors to review the reconciliation of its non-GAAP financial measures to the comparable GAAP financial measures, which it includes in press releases announcing quarterly financial results, including this press release, and not to rely on any single financial measure to evaluate the Company’s business.

Non-GAAP measures used in this press release are included in the financial tables of this release. These non-GAAP measures exclude the following items:

●	Amortization of purchased intangible assets and other related costs;

●	In-process research and development capitalization and amortization;

●	Equity-based compensation expenses;

●	Costs related to acquisition of new businesses;

●	The related tax, non-controlling interests and redeemable non-controlling interest’s effects of the above items;

●	Change in valuation of contingent consideration related to acquisitions;

●	Change in value of put options of redeemable non-controlling interests; and

●	Change in deferred tax assets on carry forward tax losses.

Reconciliation of the most comparable GAAP financial measures to the non-GAAP financial measures used in this press release are included in the financial tables of this release.

About Magic Software Enterprises

Magic Software Enterprises Ltd. (NASDAQ and TASE: MGIC) is a global provider of end-to-end integration and application development platforms solutions and IT consulting services.

For more information, visit www.magicsoftware.com.

Forward Looking Statements

Some of the statements in this press release may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities and Exchange Act of 1934 and the United States Private Securities Litigation Reform Act of 1995. Words such as “will,” “look forward”, “expect,” “believe,” “guidance” and similar expressions are used to identify these forward-looking statements (although not all forward-looking statements include such words). These forward-looking statements, which may include, without limitation, projections regarding our future performance and financial condition, are made based on management’s current views and assumptions with respect to future events. Any forward-looking statement is not a guarantee of future performance and actual results could differ materially from those contained in the forward-looking statement. These statements speak only as of the date they were made, and we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. We operate in a changing environment. New risks emerge from time to time and it is not possible for us to predict all risks that may affect us. For more information regarding these risks and uncertainties as well as certain additional risks that we face, you should refer to the Risk Factors detailed in our Annual Report on Form 20-F for the year ended December 31, 2021, which we filed on May 12, 2022, and subsequent reports and filings made from time to time with the Securities and Exchange Commission.

Magic® is a registered trademark of Magic Software Enterprises Ltd. All other product and company names mentioned herein are for identification purposes only and are the property of, and might be trademarks of, their respective owners.

Press Contact:

Asaf Berenstin | Chief Financial Officer
Magic Software Enterprises
ir@magicsoftware.com

MAGIC SOFTWARE ENTERPRISES LTD.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

U.S. Dollars in thousands (except per share data)

	Three months ended December 31,		Year ended December 31,
	2022	2021	2022	2021
	Unaudited		Unaudited
Revenues	$147,146	$133,002	$566,792	$480,325
Cost of Revenues	105,325	95,627	411,437	347,331
Gross profit	41,821	37,375	155,355	132,994
Research and development, net	2,714	2,123	10,090	8,995
Selling, marketing and general and administrative expenses	24,294	19,139	83,949	70,257
Increase (decrease) in valuation of contingent consideration related to acquisitions	220	1,829	(63)	2,507
Total operating expenses	27,228	23,091	93,976	81,759
Operating income	14,593	14,284	61,379	51,235
Financial expenses, net	(1,059)	(2,447)	(3,662)	(5,972)
Income before taxes on income	13,534	11,837	57,717	45,263
Taxes on income	1,974	3,573	11,197	10,359
Net income	$11,560	$8,264	$46,520	$34,904
Net income attributable to redeemable non-controlling interests	(844)	(1,185)	(3,420)	(3,517)
Net income attributable to non-controlling interests	(647)	(567)	(2,433)	(2,055)
Net income attributable to Magic’s shareholders	$10,069	$6,512	$40,667	$29,332

Net earnings per share attributable to Magic’s shareholders :
Net Income attributable to Magic Shareholder’s	10,069	6,512	40,667	29,332
Accretion of redeemable non-controlling interests	(429)	(4,026)	(1,892)	(4,026)

Net Income attributable to Magic Shareholder’s after accretion of redeemable non-controlling interests	$9,640	$2,486	$38,775	$25,306

Weighted average number of shares used in computing net earnings per share

Basic	49,093	49,073	49,089	49,055
Diluted	49,131	49,120	49,138	49,100

Basic and diluted earnings per share attributable to Magic’s shareholders	$0.23	$0.05	$0.79	$0.52

Net earnings per share attributable to Magic’s shareholders : excluding of accretion of redeemable non-controlling interest
Basic	$0.20	$0.13	$0.79	$0.60
Diluted	$0.20	$0.13	$0.79	$0.60

MAGIC SOFTWARE ENTERPRISES LTD.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

U.S. Dollars in thousands (except per share data)

	Three months ended December 31,		Year ended December 31,
	2022	2021	2022	2021
	Unaudited		Unaudited

GAAP gross profit	$41,821	$37,375	$155,355	$132,994
Amortization of capitalized software and acquired technology	1,124	1,200	4,431	5,444
Amortization of other intangible assets	229	158	974	624
Non-GAAP gross profit	$43,174	$38,733	$160,760	$139,062

GAAP operating income	$14,593	$14,284	$61,379	$51,235
Gross profit adjustments	1,353	1,358	5,405	6,068
Amortization of other intangible assets	1,731	2,006	7,889	7,046
Increase in valuation of contingent consideration related to acquisitions	220	1,829	(63)	2,507
Capitalization of software development	(730)	(848)	(3,059)	(3,193)
Costs related to acquisitions	116	971	492	2,203
Cost of share-based payment	1,893	155	2,103	956
Non-GAAP operating income	$19,176	$19,755	$74,146	$66,822

GAAP net income attributable to Magic’s shareholders	$10,069	$6,512	$40,667	$29,332
Operating income adjustments	4,583	5,471	12,767	15,587
Expenses attributed to non-controlling interests and redeemable non-controlling interests	(197)	(206)	(641)	(764)
Changes in unsettled fair value of contingent consideration related to acquisitions	(89)	1,144	744	2,817
Deferred taxes on the above items	(477)	(288)	(1,570)	(974)
Non-GAAP net income attributable to Magic’s shareholders	$13,889	$12,633	$51,967	$45,998
Non-GAAP basic net earnings per share	$0.28	$0.26	$1.06	$0.94

Weighted average number of shares used in computing basic net earnings per share	49,093	49,073	49,089	49,055

Non-GAAP diluted net earnings per share	$0.28	$0.26	$1.06	$0.94
Weighted average number of shares used in computing diluted net earnings per share	49,138	49,138	49,150	49,136

Summary of Non-GAAP Financial Information

U.S. Dollars in thousands (except per share data)

	Three months ended December 31,				Year ended December 31,
	2022		2021		2022		2021
	Unaudited		Unaudited		Unaudited		Unaudited
Revenues	$147,146	100%	$133,002	100%	$566,792	100%	$480,325	100%
Gross profit	43,174	29.3%	38,733	29.1%	160,760	28.4%	139,062	29.0%
Operating income	19,176	13.0%	19,755	14.9%	74,146	13.1%	66,822	13.9%
Net income attributable to Magic’s shareholders	13,889	9.4%	12,633	9.5%	51,967	9.2%	45,998	9.6%

Basic earnings per share	$0.28		$0.26		$1.06		$0.94
Diluted earnings per share	$0.28		$0.26		$1.06		$0.94

MAGIC SOFTWARE ENTERPRISES LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. Dollars in thousands

	December 31,	December 31,
	2022	2021
	Unaudited

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$83,062	$88,090
Short-term bank deposits	3,904	5,586
Marketable securities	-	1,142
Trade receivables, net	150,814	142,071
Other accounts receivable and prepaid expenses	13,203	9,890
Total current assets	250,983	246,779

LONG-TERM ASSETS:
Severance pay fund	1,575	3,646
Deferred tax assets	5,162	8,091
Operating lease right-of-use assets	28,193	24,299
Other long-term receivables	6,258	3,384
Other long-term deposits	306	1,781
Property and equipment, net	8,338	5,872
Identifiable intangible assets and goodwill, net	210,155	198,193
Total long term assets	259,987	245,266

TOTAL ASSETS	$510,970	$492,045

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Short-term debt	$20,667	$17,032
Trade payables	27,646	24,711
Accrued expenses and other accounts payable	49,585	45,173
Current maturities of operating lease liabilities	4,558	3,943
Liabilities due to acquisition activities	19,287	6,635
Deferred revenues and customer advances	10,898	10,771
Total current liabilities	132,641	108,265

LONG TERM LIABILITIES:
Long-term debt	30,412	20,155
Deferred tax liability	10,335	18,112
Long-term operating lease liabilities	24,155	20,970
Long-term liabilities due to acquisition activities	5,683	13,892
Accrued severance pay	2,476	4,551
Total long term liabilities	73,061	77,680

REDEEMABLE NON-CONTROLLING INTERESTS	28,188	30,432

SHAREHOLDERS EQUITY:
Magic Software Enterprises equity	263,652	265,248
Non-controlling interests	13,428	10,420
Total shareholders equity	277,080	275,668

TOTAL LIABILITIES, REDEEMABLE NON-CONTROLLING INTERESTS AND EQUITY	$510,970	$492,045

MAGIC SOFTWARE ENTERPRISES LTD.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

U.S. Dollars in thousands

	Year ended December 31,
	2022	2021
	Unaudited

Cash flows from operating activities:

Net income	$46,520	$34,904
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	15,474	14,852
Cost of share-based payment	2,103	956
Change in deferred taxes, net	(5,858)	(2,999)
Amortization of marketable securities premium and accretion of discount	76	96
Net change in operating assets and liabilities:
Trade receivables, net	(4,993)	(27,539)
Other long-term and short-term accounts receivable and prepaid expenses	(1,130)	263
Trade payables	169	8,771
Exchange rate of loans	(1,794)	71
Accrued expenses and other accounts payable	(1,517)	6,951
Payments of deferred and contingent consideration related to acquisitions	(3,919)	(556)
Effect of exchange rate on cash and cash equivalents held in currencies other than the functional currency	3,747	-
Deferred revenues	643	2,040
Net cash provided by operating activities	49,521	37,810

Cash flows from investing activities:

Capitalized software development costs	(3,059)	(3,193)
Purchase of property and equipment	(4,381)	(1,439)
Cash paid in conjunction with acquisitions, net of acquired cash	(21,670)	(6,832)
Purchase of intangible asset	(219)	-
Investment in long-term bank deposits	-	(93)
Redemption of marketable securities	309	-
Proceeds from (Investment in) short-term bank deposits	1,682	(5,297)
Net cash used in investing activities	(27,338)	(16,854)

Cash flows from financing activities:

Proceeds from exercise of options by employees	-	41
Payments of deferred and contingent consideration related to acquisitions	(4,870)	(5,343)
Dividend paid	(24,841)	(21,780)
Dividend paid to non-controlling interests	(298)	(569)
Dividend paid to redeemable non-controlling interests	(3,872)	(3,664)
Purchase of redeemable non-controlling interest	(853)	(511)
Short-term and long-term loans received	30,704	25,558
Repayment of short-term and long-term loans	(14,323)	(14,467)
Net cash used in financing activities	(18,353)	(20,735)

Effect of exchange rate changes on cash and cash equivalents	(8,858)	(258)

Decrease in cash and cash equivalents	(5,028)	(37)
Cash and cash equivalents at the beginning of the period	88,090	88,127
Cash and cash equivalents at end of the period	$83,062	$88,090

Reconciliation of condensed consolidated statements of financial position as of December 31, 2021:

MAGIC SOFTWARE ENTERPRISES LTD.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

U.S. Dollars in thousands

	December 31, 2021
	U.S. GAAP	GAAP Adjustments and reclassifications	IFRS
		Unaudited

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$88,090	$-	$88,090
Short-term bank deposits	5,586	-	5,586
Marketable securities	1,142	-	1,142
Trade receivables, net	142,071	-	142,071
Other accounts receivable and prepaid expenses	9,890	(5)	9,885
Total current assets	246,779	(5)	246,774

LONG-TERM ASSETS:
Severance pay fund	3,646	(3,646)	-
Deferred tax assets	8,091	(98)	7,993
Operating lease right-of-use assets	24,299	(1,019)	23,280
Other long-term receivables	3,384	-	3,384
Other long-term deposits	1,781	-	1,781
Property and equipment, net	5,872	-	5,872
Identifiable intangible assets and goodwill, net	198,193	-	198,193
Total long term assets	245,266	(4,763)	240,503

TOTAL ASSETS	$492,045	$(4,768)	$487,277

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Short-term debt	$17,032	$76	17,108
Trade payables	24,711	-	24,711
Accrued expenses and other accounts payable	45,173	(82)	45,091
Current maturities of operating lease liabilities	3,943	(676)	3,267
Liabilities due to acquisition activities	6,635	-	6,635
Redeemable non-controlling interests	-	23,197	23,197
Deferred revenues and customer advances	10,771	-	10,771
Total current liabilities	108,265	22,515	130,780

LONG TERM LIABILITIES:
Long-term debt	20,155	-	20,155
Deferred tax liability	18,112	(167)	17,945
Long-term operating lease liabilities	20,970	937	21,907
Long-term liabilities due to acquisition activities	13,892	-	13,892
Redeemable non-controlling interests	-	6,137	6,137
Accrued severance pay, net	4,551	(3,646)	905
Total long term liabilities	77,680	3,261	80,941

REDEEMABLE NON-CONTROLLING INTERESTS	30,432	(30,432)	-

SHAREHOLDERS EQUITY:
Magic Software Enterprises equity	265,248	(130)	265,118
Non-controlling interests	10,420	18	10,438
Total shareholders equity	275,668	(112)	275,556

TOTAL LIABILITIES, REDEEMABLE NON-CONTROLLING INTERESTS AND EQUITY	$492,045	$(4,768)	$487,277

Reconciliation of condensed consolidated statements of financial position as of December 31, 2022:

MAGIC SOFTWARE ENTERPRISES LTD.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

U.S. Dollars in thousands

	December 31, 2022
	U.S. GAAP	GAAP Adjustments and reclassifications	IFRS
	Unaudited

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$83,062	$-	$83,062
Short-term bank deposits	3,904	-	3,904
Trade receivables, net	150,814	-	150,814
Other accounts receivable and prepaid expenses	13,203	-	13,203
Total current assets	250,983	-	250,983

LONG-TERM ASSETS:
Severance pay fund	1,575	(1,575)	-
Deferred tax assets	5,162	243	5,405
Operating lease right-of-use assets	28,193	(156)	28,037
Other long-term receivables	6,258	-	6,258
Other long-term deposits	306	-	306
Property and equipment, net	8,338	-	8,338
Identifiable intangible assets and goodwill, net	210,155	-	210,155
Total long term assets	259,987	(1,488)	258,499

TOTAL ASSETS	$510,970	$(1,488)	$509,482

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Short-term debt	$20,667	$-	$20,667
Trade payables	27,646	-	27,646
Accrued expenses and other accounts payable	49,585	-	49,585
Current maturities of operating lease liabilities	4,558	-	4,558
Liabilities due to acquisition activities	19,287	-	19,287
Redeemable non-controlling interests	-	27,172	27,172
Deferred revenues and customer advances	10,898	-	10,898
Total current liabilities	132,641	27,172	159,813

LONG TERM LIABILITIES:
Long-term debt	30,412	-	30,412
Deferred tax liability	10,335	89	10,424
Long-term operating lease liabilities	24,155	661	24,816
Long-term liabilities due to acquisition activities	5,683	-	5,683
Redeemable non-controlling interests	-	1,120	1,120
Accrued severance pay, net	2,476	(1,575)	901
Total long term liabilities	73,061	295	73,356

REDEEMABLE NON-CONTROLLING INTERESTS	28,188	(28,188)	-

SHAREHOLDERS EQUITY:
Magic Software Enterprises equity	263,652	(723)	262,929
Non-controlling interests	13,428	(44)	13,384
Total shareholders equity	277,080	(767)	276,313

TOTAL LIABILITIES, REDEEMABLE NON-CONTROLLING INTERESTS AND EQUITY	$510,970	$(1,488)	$509,482

Reconciliation of condensed consolidated statements of profit or loss for the year ended December 31, 2021:

MAGIC SOFTWARE ENTERPRISES LTD.

CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

U.S. Dollars in thousands (except per share data)

	December 31, 2021
	U.S. GAAP	GAAP Adjustments and reclassifications	IFRS
	Unaudited
Revenues	$480,325	$-	$480,325
Cost of Revenues	347,331	-	347,331
Gross profit	132,994	-	132,994
Research and development, net	8,995	-	8,995
Selling, marketing and general and administrative expenses	70,257	(888)	69,369
Increase (decrease) in valuation of contingent consideration related to acquisitions	2,507	-	2,507
Total operating expenses	81,759	(888)	80,871
Operating income	51,235	888	52,123
Financial expenses, net	(3,155)	(534)	(3,689)
Increase in valuation of consideration related to acquisitions	(2,817)	-	(2,817)
Income before taxes on income	45,263	354	45,617
Taxes on income	10,359	(81)	10,278
Net income	$34,904	$435	$35,339
Net income attributable to redeemable non-controlling interests	(3,517)	3,517	-
Net income attributable to non-controlling interests	(2,055)	(3,517)	(5,572)
Net income attributable to Magic’s shareholders	$29,332	$435	$29,767

Net earnings per share attributable to Magic’s shareholders :
Net Income attributable to Magic Shareholder’s	29,332	435	29,767
Accretion of redeemable non-controlling interests	(4,026)	(247)	(4,273)
Net Income attributable to Magic Shareholder’s after accretion of redeemable non-controlling interests	$25,306	$188	$25,494

Weighted average number of shares used in computing net earnings per share

Basic	49,055	-	49,055

Diluted	49,100	-	49,100

Basic and diluted earnings per share attributable to Magic’s shareholders	$0.52	-	$0.52

Net earnings per share attributable to Magic’s shareholders : excluding of accretion of redeemable non-controlling interest
Basic	$0.60	$0.01	$0.61
Diluted	$0.60	$0.01	$0.61

Reconciliation of condensed consolidated statements of profit or loss for the year ended December 31, 2022:

MAGIC SOFTWARE ENTERPRISES LTD.

CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

U.S. Dollars in thousands (except per share data)

	Year ended December 31, 2022
	U.S. GAAP	GAAP Adjustments and reclassifications	IFRS
		Unaudited
Revenues	$566,792	$-	$566,792
Cost of Revenues	411,437	-	411,437
Gross profit	155,355	-	155,355
Research and development, net	10,090	-	10,090
Selling, marketing and general and administrative expenses	83,949	(383)	83,566
Increase (decrease) in valuation of contingent consideration related to acquisitions	(63)	-	(63)
Total operating expenses	93,976	(383)	93,593
Operating income	61,379	383	61,762
Financial expenses, net	(2,918)	(683)	(3,601)
Increase in valuation of consideration related to acquisitions	(744)	-	(744)
Income before taxes on income	57,717	(300)	57,417
Taxes on income	11,197	(59)	11,138
Net income	$46,520	$(241)	$46,279
Net income attributable to redeemable non-controlling interests	(3,420)	3,420	-
Net income attributable to non-controlling interests	(2,433)	(3,376)	(5,809)
Net income attributable to Magic’s shareholders	$40,667	$(197)	$40,470

Net earnings per share attributable to Magic’s shareholders :
Net Income attributable to Magic Shareholder’s	40,667	(197)	40,470
Accretion of redeemable non-controlling interests	(1,892)	303	(1,589)
Net Income attributable to Magic Shareholder’s after accretion of redeemable non-controlling interests	$38,775	$106	$38,881

Weighted average number of shares used in computing net earnings per share

Basic	49,089	-	49,089

Diluted	49,138	-	49,138

Basic and diluted earnings per share attributable to Magic’s shareholders	$0.79	-	$0.79

Net earnings per share attributable to Magic’s shareholders : excluding of accretion of redeemable non-controlling interest
Basic	$0.79	-	$0.79
Diluted	$0.79	-	$0.79

Condensed consolidated statements of cash flows for the years ended December 31, 2022 and 2021 based on IFRS:

MAGIC SOFTWARE ENTERPRISES LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. Dollars in thousands

	Year ended December 31,
	2022	2021
	Unaudited

Cash flows from operating activities:

Net income	$46,279	$35,339
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	19,533	19,837
Cost of share-based payment	2,103	956
Change in deferred taxes, net	(5,924)	(3,080)
Amortization of marketable securities premium and accretion of discount	76	96
Net change in operating assets and liabilities:
Trade receivables, net	(4,993)	(27,539)
accounts receivable and prepaid expenses	(4,413)	263
Trade payables	169	8,792
Exchange rate of loans	(1,794)	71
Accrued expenses and other accounts payable	2,646	5,415
Payments of deferred and contingent consideration related to acquisitions	(3,919)	(556)
Effect of exchange rate on cash and cash equivalents held in currencies other than the functional currency	3,747	-
Deferred revenues	643	4,080
Net cash provided by operating activities	54,153	43,674

Cash flows from investing activities:

Capitalized software development costs	(3,059)	(3,193)
Purchase of property and equipment	(4,381)	(1,439)
Cash paid in conjunction with acquisitions, net of acquired cash	(21,670)	(6,832)
Payments of deferred and contingent consideration related to acquisitions	(4,870)	(5,343)
Purchase of intangible asset	(219)	-
Investment in long-term bank deposits	-	(93)
Redemption of marketable securities	309	-
Proceeds from (Investment in) short-term bank deposits	1,682	(5,297)
Net cash used in investing activities	(32,208)	(22,197)

Cash flows from financing activities:

Proceeds from exercise of options by employees	-	41
Dividend paid subsidiaries	(24,841)	(21,780)
Dividend paid to non-controlling interests	(298)	(569)
Repayment of lease liabilities	(4,792)	(5,874)
Dividend paid to redeemable non-controlling interests	(3,872)	(3,664)
Purchase of redeemable non-controlling interest	(853)	(511)
Short-term and long-term loans received	30,704	25,558
Repayment of short-term and long-term loans	(14,323)	(14,467)
Net cash used in financing activities	(18,275)	(21,266)

Effect of exchange rate changes on cash and cash equivalents	(8,698)	(248)

Decrease in cash and cash equivalents	(5,028)	(37)
Cash and cash equivalents at the beginning of the period	88,090	88,127
Cash and cash equivalents at end of the period	$83,062	$88,090